November 4, 2011
VIA EDGAR AND EMAIL
John Reynolds
Jay Williamson
David Link
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F. St., N.E.
Washington, D.C. 20549-3628

Re:	Temple-Inland Inc. Amendment to Schedule 14A, filed October 25, 2011 (File No.: 001-08634) (the “Preliminary Proxy Statement Amendment”)
Dear Messrs. Reynolds, Williamson and Link:
     Our client, Temple-Inland Inc., a Delaware corporation (the “Company”), has authorized us to respond as set forth below to the comments of the Staff of the Office of Mergers & Acquisitions, Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) that were set forth in the Staff’s letter, dated

John Reynolds
Jay Williamson
David Link
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
November 4, 2011

November 3, 2011, with respect to the Preliminary Proxy Statement Amendment. In connection with this letter responding to the Staff’s comments, the Company is attaching proposed revisions to the Preliminary Proxy Statement Amendment (the “Revisions”), marked to show changes from the Preliminary Proxy Statement Amendment as filed on October 25, 2011. For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response.
Financial Forecasts, page 32
1.	We note your statement that the inclusion of your financial forecasts “should not be regarded as an indication that the Temple-Inland board or its advisors or any other person considered, or now considers, the Revised Forecasts to be a reliable prediction of actual future results, and the Revised Forecasts should not be relied upon as such.” Please note that publicly available financial projections that no longer reflect management’s views of future performance should be either updated or an explanation should be provided as to why the projections are no longer valid. Please revise accordingly. Please note that this comment similarly applies to statements made on page 33 in the paragraph beginning “Neither Temple-Inland ...”
Response: The Company acknowledges the Staff’s comment and in response has revised the disclosure in the attached Revisions.
2.	Please remove your page 33 statements that “[n]either Temple-Inland, its affiliates and representatives, nor anyone else has made or makes any representation to any stockholder ... regarding the information included in the summary ... [and] [r]eaders of this proxy.
Response: The Company acknowledges the Staff’s comment and in response has revised the disclosure in the attached Revisions.
* * *
     The Company has authorized us to advise the Staff that it acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

John Reynolds
Jay Williamson
David Link
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
November 4, 2011

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 403-1378.
Very truly yours,
/s/ Benjamin M. Roth
Benjamin M. Roth

Cc:	Daniel A. Neff, Esq. Wachtell, Lipton, Rosen & Katz C. Morris Davis, Esq. General Counsel Temple-Inland Inc. Grant Adamson, Esq. Chief Governance Officer Temple-Inland Inc.

The Revisions
Financial Forecasts
     Temple-Inland does not as a matter of general practice publicly disclose financial projections due to the unpredictability of the underlying assumptions and estimates inherent in preparing financial projections. In evaluating a possible transaction with IP, management of Temple-Inland prepared the Revised Forecasts and provided them to the Temple-Inland board and its advisors. The Revised Forecasts were not prepared for public disclosure and were not provided to IP prior to the execution of the Merger Agreement. A summary of the Revised Forecasts is included in this proxy statement. The Revised Forecasts were prepared in September 2011 and reflected a declining economic outlook and projected Temple-Inland performance. You should note that the Revised Forecasts constitute forward-looking statements. See “Cautionary Statement Concerning Forward-Looking Information” on page [ • ].
     This summary of the Revised Forecasts is not provided to influence your decision regarding whether to vote for the proposal to adopt the merger agreement, but is being included only because the Revised Forecasts were made available to the Temple-Inland board and its advisors in evaluating a potential transaction with IP. ~~The inclusion of this information should not be regarded as an indication that the Temple-Inland board or its advisors or any other person considered, or now considers, the Revised Forecasts to be a reliable prediction of actual future results, and the Revised Forecasts should not be relied upon as such.~~ Temple-Inland’s internal financial projections, upon which the Revised Forecasts were based, are subjective in many respects. There can be no assurance that the Revised Forecasts will be realized or that actual results will not be significantly higher or lower than projected. The Revised Forecasts also cover multiple years and such information by its nature becomes subject to greater uncertainty with each successive year. Economic and business environments can and do change quickly, which adds an additional significant level of uncertainty as to whether the results portrayed in the Revised Forecasts will be achieved. As a result, the inclusion of the Revised Forecasts in this proxy statement does not constitute an admission or representation by Temple-Inland that the information is material.
     In addition, the Revised Forecasts were not prepared with a view toward public disclosure or toward complying with generally accepted accounting principles in the United States (which we refer to as GAAP), the published guidelines of the SEC regarding projections and the use of non-GAAP financial measures, or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither Temple-Inland’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the Revised Forecasts, nor have they expressed any opinion or any other form of assurance on such information or its achievability.
     The Revised Forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of Temple-Inland. Temple-Inland believes the assumptions that its management used as a basis for the Revised Forecasts were reasonable at the time management prepared the Revised Forecasts, taking into account the relevant information available to management at the time. Important factors that may affect actual results and cause the Revised Forecasts not to be achieved include general economic conditions, demand for new housing, accuracy of certain accounting assumptions, changes in actual or projected cash flows, competitive pressures, future sales volume, significant increases in the costs of certain commodities, timely implementation of price increases, successful execution of cost saving strategies, changes in tax laws, integration risks associated with recent acquisitions, increases in transportation costs, and other factors described or referenced under “Cautionary Statement Concerning Forward-Looking Information” beginning on page [ • ]. In addition, the Revised Forecasts also reflect assumptions that are subject to change and do not reflect revised prospects for Temple-Inland’s business, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur after the date the Revised Forecasts were prepared and that was not anticipated at the time the Revised Forecasts were prepared. Accordingly, there can be no assurance that the Revised Forecasts will be realized or that future financial results will not materially vary from the Revised Forecasts.
     ~~Neither Temple-Inland, its affiliates and representatives, nor anyone else has made or makes any representation to any stockholder or to anyone else regarding the information included in the summary of the Revised Forecasts set forth below or regarding the ultimate performance of Temple-Inland compared to such information. Readers of this proxy statement are cautioned not to rely on the summary of the Revised Forecasts set forth below.~~ Some or all of the assumptions that have been made regarding, among other things, the timing of certain occurrences or impacts, may have changed since the date the Revised Forecasts were prepared. Except as may be required by law, Temple-Inland ~~has not updated and does not intend~~disclaims any obligation to update,= or otherwise revise the Revised Forecasts to reflect circumstances, economic conditions or other developments existing or occurring after the date the Revised Forecasts were prepared or to reflect the occurrence of future events, even if any or all of the assumptions on which the Revised Forecasts were based are no longer appropriate. These considerations should be taken into account in reviewing the Revised Forecasts, which were prepared as of an earlier date.
     The following is a summary of the Revised Forecasts prepared by management of Temple-Inland and given to the Temple-Inland board and its advisors:

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